

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   September 13, 2017

Thomas M. DeLonge
Chief Executive Officer
To The Stars Academy of Arts and Science Inc.
1051 S. Coast Highway 101, Suite B
Encintas, CA 92024

> **Re: To The Stars Academy of Arts and Science Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 1, 2017**
> **File No. 024-10728**

Dear Mr. DeLonge:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2017 letter.

Offering Circular

Plan of Distribution, page 44

1. Please clarify the role of FundAmerica in your offering. In that regard, we note your disclosure that the company will pay to FundAmerica incoming fund transfer fees ranging from $1 to $10 per transaction. However, we also note your disclosure that all subscribers will be instructed by the company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this offering or to deliver checks to the order of the escrow agent, which is Prime Trust, LLC.

2. We note your response to prior comment 1, but also note that you have retained at the bottom of page 45 disclosure regarding termination of the offering that is not

consistent with your disclosure regarding the minimum offering period. Please advise.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure